Filed by Nuveen NASDAQ 100 Dynamic Overwrite Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

NASDAQ Premium Income & Growth Fund Inc.

Commission File No. 811-21983

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We have tried unsuccessfully to call you regarding the shareholder meeting of <FUND NAME>. According to our records, you have not voted. As a top fund shareholder, your vote is extremely important! By voting prior to the November 17, 2014 meeting date, you can help the fund avoid additional costly adjournments and further solicitation expense that increases costs for all shareholders.

The proxy statement for this meeting can be found at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/. Enclosed please find a copy of the notice of adjournment. When you are ready to vote, please call 866-209-5784. Provide reference number <GS#> and the phone representative will be able to assist you in voting your shares. It takes less than a minute and means so much to the fund and your fellow shareholders!

If you have already voted, thank you for your participation and please disregard this note. Thank you for your time and consideration.

Regards,

Michael Krause

Vice President

Computershare Fund Service

Proxy Tabulator for Nuveen Funds